SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

(Rule 13d-102)

Information to be Included in Statements Filed Pursuant to § 240.13d-1(b), (c)

and (d) and Amendments Thereto Filed Pursuant to § 240.13d-2

Under the Securities Exchange Act of 1934

Amendment No. 19*

MEDALLION FINANCIAL CORP.

(Name of Issuer)

Common Stock, $0.01 Par Value

(Title of Class of Securities)

583928106

(CUSIP Number)

December 31, 2020

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13G

CUSIP No. 583928106

1.	Names of Reporting Persons Andrew M. Murstein
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	Sole Voting Power 2,011,580 (including 83,185 shares which may be acquired upon the exercise of stock options)[1]
	6.	Shared Voting Power -0-
	7.	Sole Dispositive Power 2,011,580 (including 83,185 shares which may be acquired upon the exercise of stock options)[1]
	8.	Shared Dispositive Power -0-

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,011,580 (including 83,185 shares which may be acquired upon the exercise of stock options)[1]
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.

Percent of Class Represented by Amount in Row 9

8.08% (based upon 24,814,103 shares outstanding as reported in the Company’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2020)

12.	Type of Reporting Person (See Instructions) IN

1	1,481,863 shares are held in the Andrew Murstein Family Trust.

SCHEDULE 13G

CUSIP NO. 583928106

ITEM 1(a).	NAME OF ISSUER:

Medallion Financial Corp.

ITEM 1(b).	ADDRESS OF ISSUER’S PRINCIPAL EXECUTIVE OFFICES:

437 Madison Avenue, 38th Floor

New York, NY 10022

ITEM 2(a).	NAME OF PERSON FILING:

Andrew M. Murstein

ITEM 2(b).	ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:

Medallion Financial Corp.

437 Madison Avenue, 38th Floor

New York, NY 10022

ITEM 2(c).	CITIZENSHIP:

United States of America

ITEM 2(d).	TITLE OF CLASS OF SECURITIES:

Common Stock, $0.01 par value

ITEM 2(e).	CUSIP NUMBER:

583928106

ITEM 3.	IF THIS STATEMENT IS FILED PURSUANT TO §§ 240.13d-1(b), OR 240.13d-2(b), OR (c), CHECK WHETHER THE FILING PERSON FILING IS A:

Not Applicable

(a) ☐    Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);

(b) ☐    Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);

(c) ☐    Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);

(d) ☐    Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);

(e) ☐    An investment adviser in accordance with § 240.13d-1(b)(1)(ii)(E);

SCHEDULE 13G

CUSIP NO. 583928106

(f)	☐ An employee benefit plan or endowment fund in accordance with § 240.13d-1(b)(1)(ii)(F);

(g)	☐ A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);

(h)	☐ A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐ A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act (15 U.S.C. 80a-3);

(j)	☐ A non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J);

(k)	☐ Group, in accordance with § 240.13d-1(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J), please specify the type of institution:

ITEM 4.	OWNERSHIP.

(a) Amount beneficially owned: 2,011,580 (including 83,185 shares which may be acquired upon the exercise of stock options)2

(b) Percent of class: 8.08% (based upon 24,814,103 shares outstanding as reported in the Company’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2020)

(c) Number of shares as to which such person has:

(i) Sole power to vote or direct the vote: 2,011,580 (including 83,185 shares which may be acquired upon the exercise of stock options)2

(ii) Shared power to vote or direct the vote: -0-

(iii) Sole power to dispose or to direct the disposition of: 2,011,580 (including 83,185 shares which may be acquired upon the exercise of stock options)2

(iv) Shared power to dispose or to direct the disposition of: -0-

ITEM 5.	OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

Not applicable.

ITEM 6.	OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

Not applicable.

ITEM 7.	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY OR CONTROL PERSON.

Not applicable.

2 See footnote 1, above.

SCHEDULE 13G

CUSIP NO. 583928106

ITEM 8.	IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

Not applicable.

ITEM 9.	NOTICE OF DISSOLUTION OF GROUP.

Not applicable.

ITEM 10.	CERTIFICATIONS.

Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 16, 2021

/s/ Andrew M. Murstein
Name:	Andrew M. Murstein
Title:	President and Director of Medallion Financial Corp.
Individually and as Trustee under the Andrew Murstein Family Trust